July 20, 2015

Brandon Hill

Attorney Advisor

Celeste M. Murphy

Legal Branch Chief

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:

Fortuneswell Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed July 10, 2015

File No. 333-202072

Dear Mr. Hill,

The following is the company’s response to your comment letter dated July 17, 2015.

Background of Directors, Executive Officers, Promoter and Control Persons, page 30

1.

We note your response to comment 3 of our last letter and the revised disclosure on page 30. Please expand the disclosure in Mr. Underhill’s biography to describe his business experience during the past five years pursuant to Item 401(e)(1) of Regulation S-K. For example, prior filings have referenced Underhill Securities. If accurate, please include disclosure of Mr. Underhill’s work with that company.

The previous references were typos and were removed, as Barry Underhill has never worked for Underhill Securities. Experience expanded to note that “In all of these positions, as an executive officer and director, Barry Underhill has gained experience in the governance and running of companies, preparation of financial statements and shareholder reports.”

Exhibits, page II-3

2.

Please revise your exhibit table to identify any exhibits that are being incorporated by reference to earlier filings.

Notations have been added to the exhibits that are being incorporated by reference.

Sincerely,

/s/ Barry Underhill

Barry Underhill

President

Fortuneswell Corporation